Exhibit 15.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-224360) of Telefónica, S.A. and in the related Prospectus of our report dated February 23, 2017, with respect to the consolidated statements of income, comprehensive income, changes in equity, and cash flows of Telefónica, S.A. and subsidiaries for the year ended December 31, 2016, before the adjustments to (i) retrospectively reflect the changes in presentation of segment information, as described in note 4 and (ii) retrospectively apply the change in accounting for translation differences and hyperinflation adjustments related to its Venezuelan operations, as described in note 2 to the consolidated financial statements, included in its Annual Report (Form 20-F) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/Ernst & Young, S.L.
Madrid, Spain
February 21, 2019